FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	March	……………………………………………… ,	2020

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	March 13, 2020	By....../s/.......... Sachiho Tanino.............
(Signature)*

Sachiho Tanino General Manager Consolidated Accounting Div. Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1.	CONSOLIDATED RESULTS FOR THE FOURTH QUARTER AND THE FISCAL YEAR ENDED DECEMBER 31, 2019

[English summary with full translation of consolidated financial information]

Corrections to “CONSOLIDATED RESULTS FOR THE FOURTH

QUARTER AND THE FISCAL YEAR ENDED DECEMBER 31, 2019”

Canon announced corrections to “CONSOLIDATED RESULTS FOR THE FOURTH QUARTER AND THE FISCAL YEAR ENDED DECEMBER 31, 2019” disclosed on January 30, 2020, as shown in the Appendix.

Appendix

Corrections to CONSOLIDATED RESULTS FOR THE FOURTH QUARTER AND THE FISCAL YEAR ENDED DECEMBER 31, 2019

III . Financial Statements

7. SEGMENT INFORMATION

*Figures being corrected are underlined

(Before corrections)	Millions of yen
	Year ended December 31, 2019	Year ended December 31, 2018	Change(%)

Office
Net sales:
External customers	1,699,653	1,804,002	-	5.8
Intersegment	2,942	3,299	-	10.8

Total	1,702,595	1,807,301	-	5.8

Operating cost and expenses	1,533,688	1,586,497	-	3.3

Operating profit	168,907	220,804	-	23.5

Other income (deductions)	5,390	8,383	-	35.7

Income before income taxes	174,297	229,187	-	23.9

Total assets	863,381	923,261	-	6.5
Depreciation and amortization	58,373	64,964	-	10.1
Capital expenditures	52,180	48,127	+	8.4

Imaging System
Net sales:
External customers	806,425	969,660	-	16.8
Intersegment	989	775	+	27.6

Total	807,414	970,435	-	16.8

Operating cost and expenses	759,247	843,599	-	10.0

Operating profit	48,167	126,836	-	62.0

Other income (deductions)	1,499	4,179	-	64.1

Income before income taxes	49,666	131,015	-	62.1

Total assets	313,141	371,944	-	15.8
Depreciation and amortization	35,805	38,054	-	5.9
Capital expenditures	24,054	25,712	-	6.4

Medical System
Net sales:
External customers	437,456	437,305	+	0.0
Intersegment	1,069	273	+	291.6

Total	438,525	437,578	+	0.2

Operating cost and expenses	411,781	408,739	+	0.7

Operating profit	26,744	28,839	-	7.3

Other income (deductions)	539	640	-	15.8

Income before income taxes	27,283	29,479	-	7.4

Total assets	273,525	247,282	+	10.6
Depreciation and amortization	11,760	9,365	+	25.6
Capital expenditures	13,158	7,454	+	76.5

Industry and Others
Net sales:
External customers	648,165	740,970	-	12.5
Intersegment	89,780	101,971	-	12.0

Total	737,945	842,941	-	12.5

Operating cost and expenses	722,464	787,276	-	8.2

Operating profit	15,481	55,665	-	72.2

Other income (deductions)	82	2,181	-	96.2

Income before income taxes	15,563	57,846	-	73.1

Total assets	424,911	404,628	+	5.0
Depreciation and amortization	41,420	41,069	+	0.9
Capital expenditures	35,282	24,175	+	45.9

Corporate and Eliminations
Net sales:
External customers	1,600	-		-
Intersegment	(94,780)	(106,318)		-

Total	(93,180)	(106,318)		-

Operating cost and expenses	(8,548)	(17,126)		-

Operating profit	(84,632)	(89,192)		-

Other income (deductions)	13,563	4,557		-

Income before income taxes	(71,069)	(84,635)		-

Total assets	2,893,393	2,952,350	-	2.0
Depreciation and amortization	89,969	98,102	-	8.3
Capital expenditures	86,554	95,036	-	8.9

Consolidated
Net sales:
External customers	3,593,299	3,951,937	-	9.1
Intersegment	-	-		-

Total	3,593,299	3,951,937	-	9.1

Operating cost and expenses	3,418,632	3,608,985	-	5.3

Operating profit	174,667	342,952	-	49.1

Other income (deductions)	21,073	19,940	+	5.7

Income before income taxes	195,740	362,892	-	46.1

Total assets	4,768,351	4,899,465	-	2.7
Depreciation and amortization	237,327	251,554	-	5.7
Capital expenditures	211,228	200,504	+	5.3

(After corrections)	Millions of yen
	Year ended December 31, 2019	Year ended December 31, 2018	Change(%)

Office
Net sales:
External customers	1,699,653	1,804,002	-	5.8
Intersegment	2,942	3,299	-	10.8

Total	1,702,595	1,807,301	-	5.8

Operating cost and expenses	1,533,688	1,586,497	-	3.3

Operating profit	168,907	220,804	-	23.5

Other income (deductions)	5,390	8,383	-	35.7

Income before income taxes	174,297	229,187	-	23.9

Total assets	863,381	923,261	-	6.5
Depreciation and amortization	58,373	64,964	-	10.1
Capital expenditures	51,623	48,127	+	7.3

Imaging System
Net sales:
External customers	806,425	969,660	-	16.8
Intersegment	989	775	+	27.6

Total	807,414	970,435	-	16.8

Operating cost and expenses	759,247	843,599	-	10.0

Operating profit	48,167	126,836	-	62.0

Other income (deductions)	1,499	4,179	-	64.1

Income before income taxes	49,666	131,015	-	62.1

Total assets	313,141	371,944	-	15.8
Depreciation and amortization	35,805	38,054	-	5.9
Capital expenditures	24,016	25,712	-	6.6

Medical System
Net sales:
External customers	437,456	437,305	+	0.0
Intersegment	1,069	273	+	291.6

Total	438,525	437,578	+	0.2

Operating cost and expenses	411,781	408,739	+	0.7

Operating profit	26,744	28,839	-	7.3

Other income (deductions)	539	640	-	15.8

Income before income taxes	27,283	29,479	-	7.4

Total assets	273,525	247,282	+	10.6
Depreciation and amortization	11,760	9,365	+	25.6
Capital expenditures	7,074	7,454	-	5.1

Industry and Others
Net sales:
External customers	648,165	740,970	-	12.5
Intersegment	89,780	101,971	-	12.0

Total	737,945	842,941	-	12.5

Operating cost and expenses	722,464	787,276	-	8.2

Operating profit	15,481	55,665	-	72.2

Other income (deductions)	82	2,181	-	96.2

Income before income taxes	15,563	57,846	-	73.1

Total assets	424,911	404,628	+	5.0
Depreciation and amortization	41,420	41,069	+	0.9
Capital expenditures	33,515	24,175	+	38.6

Corporate and Eliminations
Net sales:
External customers	1,600	-		-
Intersegment	(94,780)	(106,318)		-

Total	(93,180)	(106,318)		-

Operating cost and expenses	(8,548)	(17,126)		-

Operating profit	(84,632)	(89,192)		-

Other income (deductions)	13,563	4,557		-

Income before income taxes	(71,069)	(84,635)		-

Total assets	2,893,393	2,952,350	-	2.0
Depreciation and amortization	89,969	98,102	-	8.3
Capital expenditures	95,000	95,036	-	0.0

Consolidated
Net sales:
External customers	3,593,299	3,951,937	-	9.1
Intersegment	-	-		-

Total	3,593,299	3,951,937	-	9.1

Operating cost and expenses	3,418,632	3,608,985	-	5.3

Operating profit	174,667	342,952	-	49.1

Other income (deductions)	21,073	19,940	+	5.7

Income before income taxes	195,740	362,892	-	46.1

Total assets	4,768,351	4,899,465	-	2.7
Depreciation and amortization	237,327	251,554	-	5.7
Capital expenditures	211,228	200,504	+	5.3